                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)



                       (Amendment No. 3) *




                   HFB Financial Corporation
        --------------------------------------------------
                        (Name of Issuer)



                          Common Stock
        --------------------------------------------------
                 (Title of Class of Securities)



                          40417C106
                      --------------------
                         (CUSIP Number)



_______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 9 pages

CUSIP No. 40417C106               13G         Page 2 of 9 Pages


1.   NAMES OF REPORTING PERSONS:

     Home Federal Bank, Federal Savings Bank Employee Stock
     Ownership Plan

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     61-0305840

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Tennessee

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER                    0

6.   SHARED VOTING POWER             79,436

7.   SOLE DISPOSITIVE POWER:              0

8.   SHARED DISPOSITIVE POWER:       79,436

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                         79,436

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   7.3%

12.  TYPE OF REPORTING PERSON:   EP

CUSIP No. 40417C106               13G         Page 3 of 9 Pages


1.   NAMES OF REPORTING PERSONS:

     Earl Burchfield

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            24,954

6.   SHARED VOTING POWER          39,751

7.   SOLE DISPOSITIVE POWER:      24,954

8.   SHARED DISPOSITIVE POWER:    39,751

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      64,705

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   5.9%

12.  TYPE OF REPORTING PERSON:   IN

CUSIP No. 40417C106               13G         Page 4 of 9 Pages


1.   NAMES OF REPORTING PERSONS:

     Robert V. Costanzo

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            14,395

6.   SHARED VOTING POWER          39,751

7.   SOLE DISPOSITIVE POWER:      14,395

8.   SHARED DISPOSITIVE POWER:    39,751

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      54,146

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   5.0%

12.  TYPE OF REPORTING PERSON:  IN

CUSIP No. 40417C106               13G         Page 5 of 9 Pages


1.   NAMES OF REPORTING PERSONS:

     Charles Harris

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            26,021

6.   SHARED VOTING POWER          39,751

7.   SOLE DISPOSITIVE POWER:      26,021

8.   SHARED DISPOSITIVE POWER:    39,751

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      65,772

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   6.1%

12.  TYPE OF REPORTING PERSON:  IN

                                               Page 6 of 9 Pages

                  Securities and Exchange Commission
                        Washington, D.C.  20549


ITEM 1(a)  NAME OF ISSUER.
           HFB Financial Corporation

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           1602 Cumberland Avenue
           Middlesboro, Kentucky  40965-1225

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Home Federal Bank, Federal Savings Bank Employee Stock
Ownership Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP: Earl
Burchfield, Robert V. Costanzo, and Charles Harris.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $1.00 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:

    (f)    [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F),

       Items (a) (b) (c) (d) (e) (g) and (h) - not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to SEC no-action letters. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

                                                Page 7 of 9 Pages

ITEM 4.  OWNERSHIP.

         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

         Pursuant to Section 13.7 of the ESOP, the ESOP Committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                               Page 8 of 9 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOME FEDERAL BANK, FEDERAL SAVINGS BANK
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:


     /s/ Earl Burchfield                       February 13, 1998
     __________________________________        _________________
     Earl Burchfield, as Trustee               Date

     /s/ Robert V. Costanzo                    February 13, 1998
     __________________________________        _________________
     Robert V. Costanzo, as Trustee            Date

     /s/ Charles Harris                        February 13, 1998
     __________________________________        _________________
     Charles Harris, as Trustee                Date



/s/ Earl Burchfield                            February 13, 1998
_________________________________________      _________________
Earl Burchfield, as an Individual              Date
  Stockholder

/s/ Robert V. Costanzo                         February 13, 1998
_________________________________________      _________________
Robert V. Costanzo, as an Individual           Date
  Stockholder

/s/ Charles Harris                             February 13, 1998
_________________________________________      _________________
Charles Harris, as an Individual               Date
  Stockholder

                                               Page 9 of 9 Pages

Exhibit A
---------

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, and (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the manner directed by the ESOP Committee. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.